RESIGNATION

I, Marc Wexler, hereby tender and submit my resignation from all positions with Be Active Holdings, Inc. (the “Company”) and its subsidiaries, including Chief Executive Officer, Director and Chairman, such resignations to be effective upon the date hereof.

I have not been involved in the most recent decisions about the Company’s operations nor have I attended the Company’s most recent board meeting.

As part of my severance package, I will remain on with the Company as an employee/consultant and wish the Company success in the future.

/s/ Marc Wexler	March 22, 2013
Marc Wexler